Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE FIRST QUARTER OF THE 2020 FISCAL YEAR THAT ENDED ON MARCH 31, 2020

Buenos Aires, Argentina, June 8, 2020 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the first quarter of the 2020 fiscal year (the “Quarter”), which ended on March 31, 2020.

Beginning with the fiscal year that started on January 1, 2020, Grupo Financiero Galicia S.A. (“GFG” or “Grupo Financiero Galicia”) has applied the restatement criteria established by IAS 29 “Financial Information in Hyperinflationary Economies”, and the expected credit loss model, in accordance with Communication “A” 6847 of the Argentine Central Bank, which contemplates item 5.5 “Impairment’ of IFRS 9 “Financial Instruments’”. For comparative purposes, the information corresponding to the 2019 fiscal year was adjusted in accordance with the above mentioned standards and restated in constant currency, except as otherwise noted.

HIGHLIGHTS

➢

Comprehensive income attributable to GFG for the Quarter reached Ps.6,146 million, 41% lower than the Ps.10,334 million recorded in the same quarter of the 2019 fiscal year. Net income attributable to GFG amounted to Ps.8,324 million, 22% below the Ps.10,678 million recorded in the first quarter of the prior fiscal year. Net profit per share for the Quarter amounted to Ps.5.83, as compared to the Ps.7.48 per share recorded for the same quarter of the 2019 fiscal year.

➢

The results of the Quarter were mainly attributable to the income derived from GFG’s interest in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), for Ps.6,911 million, in Tarjetas Regionales S.A. (“Tarjetas Regionales”), for Ps.1,035 million, in Sudamericana Holding S.A. (“Sudamericana Holdings”), for Ps.274 million, and in Galicia Administradora de Fondos S.A. (“GAF”), for Ps.89 million, which were increased by a net operating income of Ps.68 million and partially offset by a Ps.62 million loss from the net monetary position, and also offset by personnel and administrative expenses of Ps.38 million.

➢

The Bank’s market share of loans to the private sector was 12.40%, and for deposits from the private sector it was 10.07%, increasing 151 basis points (“bp”) and decreasing 138 bp, respectively, as compared to March 31, 2019.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.41,783 million, increasing Ps.11,373 million (37%), and the computable capital was Ps.108,128 million, increasing Ps.51,997 million (93%), as compared to the first quarter of the 2019 fiscal year. The excess of computable capital over the minimum capital requirement amounted to Ps.66,345 million and the total capital ratio was 21.19%.

Conference Call:

June 10, 2020, 11:00 am Eastern Time

Call-in number: +1 323-794-2577

Conference ID: 9929578

For more information, contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Financial Information
Assets	781,497	740,635	949,011	6	(18)
Net loans and other financing	390,820	391,374	449,288	-	(13)
Deposits	479,606	424,444	604,956	13	(21)
Shareholders’ equity attributable to GFG	126,742	120,595	110,156	5	15
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	88.82	84.51	77.19	431	1,163
Net income attributable to GFG	8,324	1,149	10,678	624	(22)
Net income per share (in pesos)	5.83	0.81	7.48	502	(165)

(1) 10 ordinary shares = 1 ADS.

Selected Ratios	2020		2019		Variation (bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Return (1) on average assets (2)	4.44	1.76	4.56	268	(12)
Return (1) on average shareholders´ equity (2)	27.06	3.92	39.32	2,314	(1,226)
Financial Margin (2) (3)	21.80	21.49	18.20	31	360
Efficiency ratio (4)	43.05	75.29	43.05	(3,224)	-
Total capital ratio (5)	21.28	17.53	15.33	375	595
Non-performing loans / Private-sector loans	4.61	5.52	5.15	(91)	(54)
Allowance for loan losses / Private-sector loans	5.57	5.67	4.68	(10)	89
Allowance for loan losses / Non-accrual loans	120.88	102.64	90.91	1,824	2,997
Cost of risk (2)	5.14	4.97	3.76	17	138

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

(5) Banco Galicia consolidated with Tarjetas Regionales.

Market Indicators	2020		2019	Variation
In pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Market price					(bp)
Shares – BYMA	57.95	121.60	110.70	(6,365)	(5,275)
ADS – NASDAQ (in US$)	7.05	16.23	25.52	(918)	(1,847)
Price BYMA / book value	0.65	1.44	1.43	(79)	(78)
Average daily volume (in thousands of shares)					(%)
BYMA	1,803	1,590	1,260	13	43
NASDAQ (1)	11,221	13,412	9,494	(16)	18
Market share (%)					(bp)
Banco Galicia
Loans to the private sector	12.40	11.51	10.89	89	151
Deposits from the private sector	10.07	9.92	11.45	15	(138)
Galicia Administradora de Fondos S.A.	12.07	9.60	10.82	247	125

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Results from Equity Investments	8,366	1,165	10,731	618	(22)
Banco de Galicia y Buenos Aires S.A.U.	6,911	181	10,579	3,718	(35)
Tarjetas Regionales S.A.	1,035	780	(53)	33	2,053
Galicia Administradora de Fondos S.A.	89	(10)	64	(990)	39
Sudamericana Holding S.A.	274	48	141	471	94
Other subsidiaries	57	166	-	(66)	N/A
Net operating income	68	71	184	(4)	(63)
Administrative expenses	(38)	(37)	(43)	3	(12)
Other operating income and expenses	(1)	(1)	(7)	-	-
Results from the net monetary position	(62)	(50)	(145)	-	-
Income tax	(9)	1	(42)	(1,000)	(79)
Net income attributable to GFG	8,324	1,149	10,678	624	(22)
Other comprehensive income	(2,178)	983	(344)	(322)	(533)
Comprehensive income attributable to GFG	6,146	2,132	10,334	188	(41)

Net income attributable to GFG for the Quarter amounted to Ps.8,324 million, which represented a 4.44% annualized return on average assets and a 27.06% return on average shareholders’ equity.

The above mentioned results were mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.6,911 million, Tarjetas Regionales, for Ps.1,035 million, Sudamericana Holding, for Ps.274 million, and in GAF, for Ps.89 million.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Assets
Cash and due from banks	185,594	140,839	195,426	32	(5)
Debt securities	92,106	70,814	162,043	30	(43)
Net loans and other financing	390,820	391,374	449,288	-	(13)
Other financial assets	56,034	81,372	87,891	(31)	(36)
Property, bank premises, equipment	35,228	35,535	36,862	(1)	(4)
Intangible assets	9,871	9,371	8,400	5	18
Other assets	11,799	11,288	8,795	5	34
Assets available for sale	45	42	306	7	(85)
Total assets	781,497	740,635	949,011	6	(18)
Liabilities
Deposits	479,606	424,444	604,956	13	(21)
Financing from financial entities	23,802	24,496	21,552	(3)	10
Other financial liabilities	62,945	79,412	100,466	(21)	(37)
Notes	26,871	31,522	52,788	(15)	(49)
Subordinated notes	16,354	16,708	16,294	(2)	-
Other liabilities	41,845	40,338	39,953	4	5
Total liabilities	651,423	616,920	836,009	6	(22)
Shareholders’ equity attributable to third parties	3,332	3,120	2,846	7	17
Shareholders’ equity attributable to GFG	126,742	120,595	110,156	5	15
Total shareholder’s equity	130,074	123,715	113,002	5	15

3

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Net interest income	16,137	16,453	6,481	(2)	149
Interest income	35,594	36,881	33,963	(4)	5
Interest related expenses	(19,457)	(20,428)	(27,482)	(5)	(29)
Net fee income	7,040	5,797	8,742	21	(19)
Fee income	8,912	7,845	10,223	14	(13)
Fee related expenses	(1,872)	(2,048)	(1,481)	(9)	26
Net results from financial instruments	14,140	9,236	24,095	53	(41)
Gold and foreign currency quotation differences	1,042	3,926	(20)	(73)	5,310
Other operating income	4,081	1,448	9,793	182	(58)
Underwriting income from insurance business	908	3,840	1,046	(76)	(13)
Loan loss provisions	(4,922)	(5,200)	(4,050)	(5)	22
Net operating income	38,426	35,500	46,087	8	(17)
Personnel expenses	(6,128)	(7,377)	(6,199)	(17)	(1)
Administrative expenses	(6,181)	(8,054)	(5,776)	(23)	7
Depreciations and devaluations of assets	(1,557)	(1,489)	(1,248)	5	25
Other operating expenses	(5,885)	(6,496)	(7,498)	(9)	(22)
Operating income	18,675	12,084	25,366	55	(26)
Results from the net monetary position	(5,340)	(7,661)	(6,611)	(30)	(19)
Income tax	(4,799)	(3,115)	(8,087)	54	(41)
Net income	8,536	1,308	10,668	553	(20)
Net income attributable to third parties	212	159	(10)	33	(2,220)
Net income attributable to GFG	8,324	1,149	10,678	624	(22)
Other comprehensive income(1)	(2,178)	983	(344)	(322)	(533)
Total comprehensive income	6,358	2,291	10,324	178	(38)
Comprehensive income attributable to third parties	212	159	(10)	33	(2,220)
Comprehensive income attributable to GFG	6,146	2,132	10,334	188	(41)
(1) Net of income tax.

Additional Information	2020				2019
	1Q	4Q	3Q	2Q	1Q
Employees	9,554	9,718	9,824	9,888	9,926
Banco Galicia	6,040	6,118	6,247	6,256	6,205
Tarjetas Regionales	3,075	3,151	3,161	3,227	3,301
Galicia Administradora de Fondos	27	27	29	23	24
Sudamericana Holding	376	395	375	372	380
Other subsidiaries	36	27	12	10	16
Branches and other points of sales	517	528	545	552	558
Banco Galicia	326	326	325	325	325
Tarjetas Regionales S.A.	191	202	220	227	233
Deposit Accounts at Banco Galicia (in thousands)	5,427	5,279	5,140	4,965	4,781
Credit Cards (in thousands)	13,425	13,544	13,852	13,762	13,799
Banco Galicia	5,031	4,986	5,191	5,118	5,116
Tarjetas Regionales S.A.	8,395	8,558	8,661	8,644	8,684
GAF’ assets under management (millions of pesos)	122,332	88,128	83,367	117,183	120,034
Inflation, exchange rate and interest rates
Consumer price index(1) (%)	7.80	11.72	12.49	9.51	11.78
Consumer price index(1)	305.5515	283.4442	253.7102	225.5370	205.9571
Wholesale price index (IPIM) (%)	3.62	13.22	15.94	11.57	8.22
Acquisition value unit (UVA)	51.62	47.16	41.26	38.03	33.97
Exchange rate (Ps./US$)(2)	64.47	59.90	57.56	42.45	43.35
Badlar (quarterly averages)(3)	33.25	48.06	54.67	50.82	41.83
(1)	Consumer price index published by the National Institute of Statistics (INDEC)
(2)	Reference exchange rates in accordance with Communiqué “A” 3500 from the Argentine Central Bank as of the last working day of the Quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

4

BANCO GALICIA

HIGHLIGHTS

➢

Net income for the Quarter amounted to Ps.6,911 million, Ps.3,668 million (35%) lower than the figure recorded for same quarter of the 2019 fiscal year, mainly as a result of a 22% decrease in net operating income.

➢

Net operating income for the Quarter amounted to Ps.29,690 million, Ps.8,382 million lower than the Ps.38,072 million recorded in the first quarter of the 2019 fiscal year, mainly as a consequence of a decrease in net income from financial instruments and other operating income, which was partially offset by growth in net interest income.

➢

The credit exposure to the private sector reached Ps.378,807 million for the Quarter, down 14% from the Ps.438,003 million recorded in the first quarter of the 2019 fiscal year, and deposits reached Ps.481,629 million, down 21% from the Ps.608,566 million recorded in the same period. As of March 31, 2020, the Bank’s estimated market share of loans to the private sector was 12.40%, while its estimated market share of deposits from the private sector was 10.07%.

➢

The non-accrual loan portfolio represented 3.63% of total loans to the private sector, representing a decrease of 32 bp from the 3.95% recorded at the end of the same quarter of the prior fiscal year, while coverage with allowances for loan losses reached 117.83%.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.41,783 million (up Ps.11,373 million or 37%), and the computable capital amounted to Ps.108,128 million (up Ps.51,997 million or 93%). The excess of computable capital over the minimum capital requirement amounted to Ps.66,345 million, and the total capital ratio was 21.19%.

5

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Net interest income	12,205	13,562	2,858	(10)	327
Net fee income	3,838	4,120	5,201	(7)	(26)
Net results from financial instruments	13,304	8,483	23,337	57	(43)
Gold and foreign currency quotation differences	756	3,725	9	(80)	8,300
Other operating income	3,160	2,316	8,775	36	(64)
Loan-loss provisions	(3,573)	(4,365)	(2,108)	(18)	69
Net operating income	29,690	27,841	38,072	7	(22)
Personnel expenses	(4,386)	(5,421)	(4,490)	(19)	(2)
Administrative expenses	(4,440)	(6,227)	(3,874)	(29)	15
Depreciations and devaluations of assets	(1,135)	(1,049)	(905)	8	25
Other operating expenses	(4,798)	(5,495)	(5,981)	(13)	(20)
Operating income	14,931	9,649	22,822	55	(35)
Results from the net monetary position	(4,178)	(6,586)	(4,764)	(37)	(12)
Results from associates and joint businesses	30	22	11	36	173
Income tax	(3,872)	(2,904)	(7,490)	33	(48)
Net Income	6,911	181	10,579	3,718	(35)
Other comprehensive income (loss)	(2,157)	954	(347)	(326)	522
Total comprehensive income	4,754	1,135	10,232	319	(54)

Profitability and Efficiency	2020		2019	Variation ( bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Return (1) on average assets	4.02	0.10	5.13	392	(111)
Return (1) on average shareholders’ equity	26.73	0.70	50.56	2,603	(2,383)
Financial margin(1)(2)	20.95	21.79	18.11	(84)	284
Efficiency ratio (3)	41.24	63.65	39.17	(2,241)	207
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, net income attributable to Banco Galicia amounted to Ps.6,911 million, Ps.3,668 million (35%) lower than the Ps.10,579 million recorded for the same quarter of the previous fiscal year. This result was a consequence of an Ps.8,382 million (22%) lower net operating income, which was mainly due to a Ps.10,033 million (43%) decrease in the net income from financial instruments and a Ps.5,615 million (64%) decrease in other operating income, offset by a Ps.9,347 million (327%) increase in net interest income.

6

Net Interest Income	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Interest income	30,427	32,799	27,625	(7)	10
Private sector securities	—	(30)	65	(100)	(100)
Public Sector securities	3,049	1,449	1,056	110	189
Loans and other financing	25,492	29,060	26,152	(12)	(3)
Financial sector	776	1,100	694	(29)	12
Non-financial private sector	24,716	27,960	25,458	(12)	(3)
Overdrafts	2,711	3,203	3,255	(15)	(17)
Promissory notes	8,036	8,028	4,571	—	76
Mortgage notes	2,902	4,260	2,991	(32)	(3)
Pledge loans	146	169	77	(14)	90
Personal loans	3,292	3,209	3,423	3	(4)
Credit-card loans	6,459	7,521	9,127	(14)	(29)
Financial leases	104	153	222	(32)	(53)
Other	1,066	1,417	1,792	(25)	(41)
Repurchase agreement transactions	1,886	2,320	352	(19)	436
Interest expenses	(18,222)	(19,237)	(24,767)	(5)	(26)
Deposits from the non-financial private sector	(16,042)	(16,834)	(21,641)	(5)	(26)
Saving accounts	(2)	(1)	(1)	100	100
Time deposits and term investments	(13,611)	(15,388)	(19,634)	(12)	(31)
Other	(2,429)	(1,445)	(2,006)	68	21
Financing from financial institutions	(262)	(370)	(628)	(29)	(58)
Repurchase agreement transactions	(199)	(163)	(257)	22	(23)
Other interest-bearing liabilities	(274)	(362)	(288)	(24)	(5)
Notes	(1,445)	(1,508)	(1,953)	(4)	(26)
Net interest income	12,205	13,562	2,858	(10)	327

Net interest income for the Quarter amounted to Ps.12,205 million, representing a Ps.9,347 million (327%) increase, as compared to the Ps.2,858 million profit recorded for the same quarter of the 2019 fiscal year.

Interest income for the Quarter reached Ps.30,427 million, up 10% from the Ps.27,625 million recorded in the same quarter of the 2019 fiscal year. This increase was primarily a consequence of higher interest realized on promissory notes, amounting to Ps.3,465 million, on public sector securities, amounting to Ps.1,993 million, and from repurchase agreement transactions, for Ps.1,534 million.

Interest expenses amounted to Ps.18,222 million, down 26% from the same quarter of the 2019 fiscal year, mainly as a result of lower interest realized on time deposits and term investments, for Ps.6,023 million (31%).

7

Yield and Rates(1)		2020		2019	2020			Variation (%/ bp)
Average balances: in millions of pesos		1Q		4Q		1Q		vs 4Q19		vs 1Q19
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	376,198	42.33	303,415	51.78	370,518	51.69	24	(945)	2	(936)
Government securities	130,630	41.66	66,905	58.14	151,948	51.86	95	(1,648)	(14)	(1,020)
Loans	225,227	42.49	215,788	49.93	211,289	44.96	4	(744)	7	(247)
Other interest-earning assets	20,341	44.95	20,722	50.55	7,281	243.70	(2)	(560)	179	(19,875)
In foreign currency	94,853	16.29	119,585	4.75	159,664	5.35	(21)	1,154	(41)	1,094
Government securities	10,090	93.91	13,777	(15.94)	12,869	(13.99)	(27)	10,985	(22)	10,790
Loans	83,130	7.07	104,036	7.34	144,869	5.77	(20)	(27)	(43)	130
Other interest-earning assets	1,633	6.12	1,772	13.32	1,926	102.80	(8)	(720)	(15)	(9,668)
Interest-earning assets	471,051	37.09	423,000	38.49	530,182	37.74	11	(140)	(11)	(65)
In pesos	257,517	26.87	190,356	38.32	273,166	34.92	35	(1,145)	(6)	(805)
Saving accounts	47,110	0.98	42,138	1.65	46,701	0.98	12	(67)	1	-
Time deposits	194,145	32.43	134,530	49.03	203,610	42.17	44	(1,660)	(5)	(974)
Debt securities	11,108	34.39	9,747	42.47	16,093	35.89	14	(808)	(31)	(150)
Other interest-bearing liabilities	5,154	37.80	3,941	54.61	6,762	48.51	31	(1,681)	(24)	(1,071)
In foreign currency	156,924	2.02	167,237	2.34	254,386	1.33	(6)	(32)	(38)	69
Saving accounts	84,967	-	89,786	-	160,834	-	(5)	-	(47)	-
Time deposits	32,244	1.54	29,095	2.13	45,032	0.53	11	(59)	(28)	101
Debt securities	22,091	7.37	23,208	8.07	23,097	7.53	(5)	(70)	(4)	(16)
Other interest-bearing liabilities	17,622	5.90	25,148	5.68	25,423	5.51	(30)	22	(31)	39
Interest-bearing liabilities	414,441	17.46	357,593	21.50	527,552	18.72	16	(404)	(21)	(126)

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator

The average interest-earning assets amounted to Ps.471,051 million, representing a Ps.59,131 million (11%) decrease as compared to the first quarter of the previous fiscal year which was primarily a consequence of the Ps.61,739 million (43%) decrease in the average dollar-denominated loan portfolio and a decrease of Ps.21,318 million (14%) in the average portfolio of government securities, which was partially offset by an increase in the average volume of peso-denominated loans, for Ps.13,938 million (7%), and of other interest-earning assets, for Ps.13,060 million (179%).

Average interest-bearing liabilities reached Ps.414,441 million, decreasing Ps.113,111 million (21%) during the same period, primarily due to a decrease in the average balance of dollar-denominated deposits (particularly in saving accounts which dropped Ps.75,867 million (47%)).

The average yield on interest-earning assets for the Quarter was 37.09%, representing a 65 bp decrease as compared to the same quarter of the prior fiscal year, mainly due to a decrease of 19,875 bp in the average yield on other interest-earning assets in pesos and of 9,668 bp on other interest-earning assets in dollars. Likewise, the average cost of interest-bearing liabilities was 17.46%, representing a 126 bp decrease as compared to the first quarter of the prior fiscal year that was mainly due to a 1,071 bp decrease in the average interest rate on other interest-bearing liabilities in pesos and a 974 bp decrease in the interest rate on peso-denominated time deposits.

8

Net Fee Income	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Credit cards	2,099	2,455	2,497	(15)	(16)
Deposit accounts	966	1,068	1,619	(10)	(40)
Insurance	293	243	283	21	4
Financial fees	51	59	108	(14)	(53)
Credit- related fees	104	30	33	247	215
Foreign trade	341	384	404	(11)	(16)
Collections	315	341	314	(8)	-
Utility-Bills collection services	460	513	436	(10)	6
Mutual Funds	279	222	252	26	11
Other	299	322	344	(7)	(13)
Total fee income	5,207	5,637	6,290	(8)	(17)
Total expenditures	(1,369)	(1,517)	(1,089)	(10)	26
Net fee income	3,838	4,120	5,201	(7)	(26)

Net fee income amounted to Ps.3,838 million, down 26% from the Ps.5,201 million recorded in the first quarter of the previous fiscal year. The decrease in fees which stood out were those related deposit accounts (for Ps.653 million or 40%).

Net Income from Financial Instruments	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Government securities	12,951	7,850	18,723	65	(31)
Argentine Central Bank	12,959	8,566	17,911	51	(28)
Other	(8)	(716)	812	(99)	(101)
Private sector securities	65	371	3,491	(82)	(98)
Derivative financial instruments	288	262	1,122	10	(74)
Forward transactions	270	274	1,149	(1)	(77)
Interest-rate swaps	18	(12)	(27)	(250)	(167)
Results from other financial assets/liabilities	-	-	1	-	(100)
Net income from financial instruments	13,304	8,483	23,337	57	(43)

Net income from financial instruments for the Quarter amounted to Ps.13,304 million, down Ps.10,033 million from the Ps.23,337 million recorded in the same quarter of the 2019 fiscal year as a consequence of the decrease in results from government securities, which was due to lower holdings of, and yields on, instruments issued by the Argentine Central Bank (Leliq).

During the Quarter, a Ps.756 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.9 million profit recorded from the same quarter of the 2019 fiscal year. This result includes a Ps.751 million gain from foreign-currency trading.

Other Operating Income	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Other financial income(1)(2)	77	144	117	(47)	34
Fees from bundles of products(1)	1,389	1,096	1,114	27	25
Rental of safe deposit boxes(1)	284	208	186	37	53
Other fee income(1)	239	214	227	12	5
Other adjustments and interest on miscellaneous receivables	858	346	874	148	(2)
Other	313	308	6,257	2	(95)
Total other operating income	3,160	2,316	8,775	36	(64)

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

9

Other operating income for the Quarter reached Ps.3,160 million, decreasing Ps.5,615 million from the Ps.8,775 million profit recorded in the first quarter of the 2019 fiscal year. It should be noted that in the first quarter of the 2019 fiscal year, other operating income was impacted by the sale of a 51% stake in Prisma Medios de Pagos S.A.

Provisions for loan losses for the Quarter amounted to Ps.3,573 million, Ps.1,465 million higher than the figure recorded in the same quarter of the prior fiscal year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.4,386 million, decreasing 2% from the figure recorded for the same quarter of the 2019 fiscal year, mainly due to union agreements regarding salary increases, which were slightly below the evolution of inflation.

Administrative Expenses	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Fees and compensations for services	226	772	132	(71)	71
Fees to directors and syndics	12	9	13	33	(8)
Publicity, promotion and research expenses	203	240	237	(15)	(14)
Taxes	809	866	938	(7)	(14)
Maintenance and repairment of goods and IT	1,027	2,261	417	(55)	146
Electricity and communications	376	331	404	14	(7)
Stationery and office supplies	66	84	49	(21)	35
Hired administrative services	765	677	688	13	11
Security	114	109	150	5	(24)
Insurance	51	27	42	89	21
Other	791	851	804	(7)	(2)
Total administrative expenses	4,440	6,227	3,874	(29)	15

Administrative expenses for the Quarter totaled Ps.4,400 million, up 15% in the same period, as a consequence of higher maintenance and repairment of goods and IT expenses in the amount of Ps.610 million (146%), as compared to the first quarter of the 2019 fiscal year.

Depreciation and devaluation of assets amounted to Ps 1,135 million, up 25% from the first quarter of the 2019 fiscal year. This loss includes Ps.217 million from financial leases.

Other Operating Expenses	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Contribution to the Deposit Insurance Fund(1)(2)	176	205	237	(14)	(26)
Other financial expenses(1)(2)	97	412	435	(76)	(78)
Turnover tax	2,532	2,979	2,857	(15)	(11)
On financial income(1)(2)	1,737	2,064	1,969	(16)	(12)
On fees(1)	702	807	571	(13)	23
On other items	93	108	317	(14)	(71)
Other fee-related expenses(1)	1,048	1,527	1,412	(31)	(26)
Other provisions	741	6	697	12,250	(6)
Claims	65	125	82	(48)	(21)
Other	139	241	261	(42)	(47)
Total other operating expenses	4,798	5,495	5,981	(13)	(20)
(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating expenses reached Ps.4,798 million, decreasing Ps.1,183 million (20%) from the Ps.5,981 million recorded in the first quarter of the 2019 fiscal year.

10

The income tax charge was Ps.3,872 million, Ps.3,618 million lower than the figure recorded in the first quarter of the 2019 fiscal year. It is worth mentioning that, beginning in the second half of 2019, the tax inflation adjustment established by applicable income tax law began to be applied.

Other comprehensive loss for the Quarter amounted to Ps.2,157 million, as compared to a Ps.347 million loss recorded in the same period of the 2019 fiscal year. This increase was mainly due to the drop in the market value of the Bonar 24.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Assets
Cash and due from banks	183,837	139,215	193,668	32	(5)
Debt securities	92,221	70,822	161,624	30	(43)
Net loans and other financing	340,541	337,710	383,375	1	(11)
Other financial assets	41,247	72,614	82,320	(43)	(50)
Equity investments in subsidiaries, associates and joint businesses	355	333	699	7	(49)
Property, bank premises, equipment	31,061	31,329	32,358	(1)	(4)
Intangible assets	8,224	7,680	7,130	7	15
Other assets	6,123	5,720	4,559	7	34
Assets available for sale	45	42	306	7	(85)
Total assets	703,654	665,465	866,039	6	(19)
Liabilities
Deposits	481,629	428,869	608,566	12	(21)
Financing from financial entities	18,141	22,051	21,132	(18)	(14)
Other financial liabilities	29,959	43,374	66,726	(31)	(55)
Notes	17,588	20,383	29,113	(14)	(40)
Subordinated notes	16,354	16,708	16,294	(2)	-
Other liabilities	33,672	32,524	32,449	4	4
Total liabilities	597,343	563,909	774,280	6	(23)
Shareholders’ equity	106,311	101,556	91,759	5	16
Foreign currency assets and liabilities
Assets	190,414	216,554	318,510	(12)	(40)
Liabilities	193,011	214,778	340,725	(10)	(43)
Net forward purchases/(sales) of foreign currency (1)	1,393	26	20,571	5,258	(93)
Net global position in foreign currency	(1,204)	1,802	(1,644)	(167)	(27)
(1)	Recorded off-balance sheet.

11

LEVEL OF ACTIVITY

Financing to the Private Sector(1)	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
In pesos	275,800	251,182	232,299	10	19
Loans	240,900	214,289	192,419	12	25
UVA-adjusted loans	27,205	29,036	29,438	(6)	(8)
Financial leases	769	922	1,791	(17)	(57)
Debt securities	163	234	671	(30)	(76)
Other financing(2)	6,763	6,701	7,980	1	(15)
In foreign currency	103,007	125,324	205,704	(18)	(50)
Loans	79,943	99,250	162,899	(19)	(51)
Financial leases	1,505	1,639	1,731	(8)	(13)
Debt securities	157	310	6,826	(49)	(98)
Other financing(2)	21,402	24,125	34,248	(11)	(38)
Total financing to the private sector	378,807	376,506	438,003	1	(14)
(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of March 31, 2020, the total financing to the private sector reached Ps.378,807 million, representing a 14% decrease from the same period of the prior fiscal year which mainly a consequence of the decline in the dollar-denominated loan portfolio (51%).

Market Share(1)	2020		2019	Variation ( bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Total loans	12.23	10.91	10.91	132	132
Loans to the private sector	12.40	10.89	10.89	151	151

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector, as of March 31, 2020, was 12.40%, increasing 151 bp from March 31, 2019.

12

Breakdown of loans and other financing	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Financial entities	9.127	11.662	11.467	(22)	(20)
Loans	9.090	11.638	11.465	(22)	(21)
Other financing	37	24	2	54	1.750
Non-financial private sector and residents abroad	346.426	341.665	384.434	1	(10)
Loans	338.958	330.937	373.291	2	(9)
Overdrafts	37.169	17.852	19.125	108	94
Promissory notes	88.223	81.078	52.322	9	69
Mortgage loans	15.289	16.227	17.736	(6)	(14)
Pledge loans	3.312	3.459	1.415	(4)	134
Personal loans	29.038	28.637	38.390	1	(24)
Credit-card loans	96.047	102.698	101.362	(6)	(5)
Other Loans	52.190	66.088	134.697	(21)	(61)
Accrued interest, adjustments and foreign currency quotation differences receivable	18.882	16.322	10.205	16	85
Documented interest	(1.192)	(1.424)	(1.961)	(16)	(39)
Financial leases	2.274	2.561	3.522	(11)	(35)
Other financing	5.194	8.167	7.621	(36)	(32)
Non-financial public sector	-	8	-	(100)	-
Total loans and other financing	355.553	353.335	395.901	1	(10)
Allowances	(15.012)	(15.625)	(12.526)	(4)	20
Loans	(14.899)	(15.393)	(12.420)	(3)	20
Financial leases	(63)	(48)	(18)	31	250
Other financing	(50)	(184)	(88)	(73)	(43)
Net loans and other financing	340.541	337.710	383.375	1	(11)

As of March 31, 2020, net loans and other financing after provisions amounted to Ps.340,541 million, falling 11% from March 31, 2019, mainly due to a 9% decrease in loans to the private sector, which was a consequence of a 61% drop in other loans, offset by a 69% increase in promissory notes.

Loans by Type of Borrower	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Large corporations	136,940	120,334	151,633	14	(10)
SMEs	71,853	71,830	78,772	-	(9)
Individuals	130,545	135,891	142,612	(4)	(8)
Financial sector	9,090	11,638	11,465	(22)	(21)
Residents abroad	3,840	7,981	5,436	(52)	(29)
Other	958	1,356	600	(29)	60
IFRS adjustment	(5,178)	(6,447)	(5,762)	(20)	(10)
Total loans	348,048	342,583	384,756	2	(10)
Allowances	(14,899)	(15,393)	(12,420)	(3)	20
Net total loans	333,149	327,190	372,336	2	(11)

13

Loans by Sector of Activity	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Financial sector	9,090	11,638	11,465	(22)	(21)
Residents abroad	3,840	7,981	5,436	(52)	(29)
Services	39,230	30,072	20,883	30	88
Agriculture and livestock	49,585	51,532	51,760	(4)	(4)
Consumer	130,551	135,906	142,620	(4)	(8)
Retail and wholesale trade	30,292	24,903	34,094	22	(11)
Construction	5,513	4,851	4,931	14	12
Manufacturing industry	57,600	52,388	87,604	10	(34)
Other	27,525	29,758	31,725	(8)	(13)
IFRS adjustment	(5,178)	(6,446)	(5,762)	(20)	(10)
Total loans	348,048	342,583	384,756	2	(10)
Allowances	(14,899)	(15,393)	(12,420)	(3)	20
Net total loans	333,149	327,190	372,336	2	(11)

In the last twelve months, loans to the private sector decreased, particularly in those granted to large corporations (Ps.14,693 million or 10%) and individuals (Ps.12,067 million or 8%). By sector of activity, higher drops were recorded in the manufacturing industry (Ps.30,004 million or 34%) and in the consumer sector (Ps.12,069 million or 8%).

Net Exposure to the Argentine Public Sector(1)	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Government securities’ net position	112,813	87,210	183,880	29	(39)
Leliq	81,074	62,676	147,585	29	(45)
Botes	15,099	11,675	23,443	29	(36)
Other	16,640	12,859	12,852	29	29
Other receivables resulting from financial brokerage	63	32,402	15,637	(100)	(100)
Repurchase agreement transactions - BCRA	-	32,336	15,573	(100)	(100)
Loans and other financing	37	32	2	16	1,750
Trust certificates of participation and securities	26	34	62	(24)	(58)
Total exposure to the public sector	112,876	119,612	199,517	(6)	(43)

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of March 31, 2020, the Bank’s exposure to the public sector amounted to Ps.112,876 million, recording a 43% decrease during the last twelve months. Excluding the exposure to the Argentine Central Bank (with respect to Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.31,802 million (5% of total assets), while as of March 31, 2019, it amounted to Ps.36,359 million (4% of total assets).

14

Deposits	2020		2019		Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
In pesos	339,366	271,146	339,074	25	-
Current accounts	80,778	73,148	58,696	10	38
Saving accounts	102,137	64,134	83,313	59	23
Time deposits	141,634	125,789	182,955	13	(23)
UVA-adjusted time deposits	6,319	808	2,912	682	117
Other	4,243	1,830	2,449	132	73
Interests and adjustments	4,255	5,437	8,749	(22)	(51)
In foreign currency	142,263	157,723	269,492	(10)	(47)
Saving accounts	110,934	130,415	229,815	(15)	(52)
Time deposits	27,885	26,228	38,200	6	(27)
Other	3,339	1,011	1,409	230	137
Interests and adjustments	105	69	68	52	54
Total deposits	481,629	428,869	608,566	12	(21)

As of March 31, 2020, the Bank’s deposits amounted to Ps.481,629 million, representing a 21% decrease during the last twelve months. Dollar-denominated deposits decreased by Ps.127,229 million (47%) as compared to the first quarter of the 2019 fiscal year. Peso-denominated deposits remained stable during the same period, with deposits in current accounts growing Ps.22,082 million (38%) and in saving accounts growing by Ps.18,824 million (23%), which were offset by a Ps.41,321 (23%) decrease in time deposits.

At the end of the Quarter, there were 5.4 million deposit accounts, 12% more than a year before.

Market Share(1)	2020		2019	Variation (%)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Total deposits	8.54	8.23	9.33	31	(79)
Private sector deposits	10.07	9.92	11.45	15	(138)
(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of March 31, 2020, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.07%, recording a 138 bp decrease from a year before.

Financial Liabilities	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Financial entities	18,141	22,051	21,132	(18)	(14)
Financing from credit-card purchases	14,217	18,685	20,460	(24)	(31)
Notes	17,588	20,383	29,113	(14)	(40)
Subordinated notes	16,354	16,708	16,294	(2)	-
Creditor from purchases of foreign currency	4	1,772	3,742	(100)	(100)
Collections on account of third parties	7,556	12,651	11,244	(40)	(33)
Other financial liabilities	8,182	10,266	31,280	(20)	(74)
Total financial liabilities	82,042	102,516	133,265	(20)	(38)

Financial liabilities at the end of the Quarter amounted to Ps.82,042 million, Ps.51,223 million (38%) lower than the Ps.133,265 million recorded a year before. This decline was mainly due to decreases of Ps.23,098 million (74%) in other financial liabilities and of Ps.11,525 million (40%) in notes.

15

ASSET QUALITY

Loan Portfolio Quality	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Non-accrual loans(1)	12,644	15,161	15,186	(17)	(17)
With preferred guarantees	1,803	1,387	705	30	156
With other guarantees	1,557	1,428	1,252	9	24
Without guarantees	9,284	12,346	13,229	(25)	(30)
Allowance for loan losses	14,899	15,393	12,420	(3)	20
Relevant ratios (%)				Variation ( bp)
Non-accrual loans to private-sector loans	3.63	4.43	3.95	(80)	(32)
Allowance for loan losses to private-sector loans	4.28	4.49	3.23	(21)	105
Allowance for loan losses to non-accrual loans	117.83	101.53	81.79	1,630	3,604
Non-accrual loans with guarantees to non-accrual loans	26.57	18.57	12.89	800	1,368
Cost of risk(2)	4.36	4.65	2.29	(29)	207

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.12,644 million as of March 31, 2020, representing 3.63% of total loans to the private-sector, decreasing 32 bp from the 3.95% ratio recorded from a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 117.83% as of the end of the Quarter, as compared to 81.79% recorded from the prior fiscal year.

In terms of total financing (defined as loans, certain other receivable financial asset accounts and guarantees granted) the Bank’s non-accrual portfolio represented 3.41% of total financing to the private-sector, and its coverage with allowances for loan losses reached 118.24%, as compared to 3.67% and 78.12% from the prior fiscal year, respectively. Additionally, provisions related to unused balances of credit-card loans and of overdrafts in current accounts reached 149.07%.

Analysis of Loan Loss Experience	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Allowance for loan losses at the beginning of the Quarter
Changes in the allowance for loan losses	15,393	14,486	13,153	6	17
Provisions charged to income
Provisions charged to income	3,391	3,891	1,936	(13)	75
Charge offs	(1,061)	(1,068)	(1,104)	(1)	(4)
Others	(1,645)	64	-	(2,670)	-
Effect of inflation	(1,179)	(1,980)	(1,565)	(40)	(25)
Allowance for loan losses at the end of the Quarter	14,899	15,393	12,420	(3)	20
Charge to the income statement
Provisions charged to income(1)	(3,391)	(3,891)	(1,936)	(13)	75
Direct charge offs(1)	(141)	(155)	(172)	(9)	(18)
Bad debts recovered	50	65	31	(23)	61
Net charge to the income statement	(3,482)	(3,981)	(2,077)	(13)	68
(1) Item included for calculating the cost of risk.

During the Quarter, Ps.1,061 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.141 million were made.

16

CAPITALIZATION AND LIQUIDITY

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations in force for each period.

Regulatory Capital	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Minimum capital required (A)	41,783	37,662	30,410	11	37
Allocated to credit risk	32,409	29,149	24,267	11	34
Allocated to market risk	828	905	1,346	(9)	(38)
Allocated to operational risk	8,546	7,608	4,797	12	78
Computable capital (B)	108,128	80,785	56,131	34	93
Tier I	87,098	61,392	41,635	42	109
Tier II	21,030	19,393	14,496	8	45
Excess over required capital (B) (A)	66,345	43,123	25,721	54	158
Risk weighted assets	510,236	459,900	369,470	11	38
				Variation ( bp)
Total capital ratio (%)	21.19	17.57	15.19	362	600
Tier I capital ratio (%)	17.07	13.35	11.27	372	580

As of March 31, 2020, the Bank’s computable capital amounted to Ps.108,128 million, Ps.66,345 million (159%) higher than the Ps.41,783 million minimum capital requirement. As of March 31, 2019, this excess amounted to Ps.25,721 million (85%).

The minimum capital requirement increased Ps.11,373 million as compared to March 31, 2019, mainly due to the growth in the private-sector loan portfolio, which was primarily a result of the evolution of the foreign exchange rate. Computable capital increased by Ps.51,997 million in the same period, primarily as a consequence of a Ps.45,463 million increase in Tier I capital, which was due to an increase from the accounting of shareholders’ equity that resulted from the inflation adjustment recorded on non-monetary assets. The Tier II capital increased Ps.6,533 million as a consequence of the effect of the evolution of the foreign exchange rate on the subordinated debt. The total capital ratio was 21.19%, increasing 600 bp during the last twelve months.

Liquidity	2020		2019	Variation (%)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Cash and due from banks	183,837	139,214	193,668	32	(5)
Government securities	63,925	47,025	130,488	36	(51)
Call-money	1,724	1,187	1,169	45	47
Overnight placements in correspondent banks	3,837	7,975	5,418	(52)	(29)
Repurchase agreement transactions	114	32,336	8,100	(100)	(99)
Escrow accounts	7,638	8,113	8,011	(6)	(5)
Total liquid assets	261,075	235,850	346,854	11	(25)
Liquidity ratios				Variation ( bp)
Liquid assets (*) as a percentage of transactional deposits	88.85	88.10	93.28	75	(443)
Liquid assets (*) as a percentage of total deposits	54.21	54.99	57.00	(78)	(279)
(*)

Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of March 31, 2020, the Bank’s liquid assets represented 88.85% of the Bank’s transactional deposits and 54.21% of its total deposits, as compared to 93.28% and 57.00%, respectively, as of March 31, 2019.

17

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales, consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Net interest income	3,672	2,316	3,311	59	11
Net fee income	3,399	3,399	3,755	-	(9)
Net results from financial instruments	691	642	623	8	11
Gold and foreign currency quotation differences	234	132	(47)	77	598
Other operating income	745	804	1,009	(7)	(26)
Loan loss provisions	(1,349)	(906)	(1,942)	49	(31)
Net operating income	7,392	6,387	6,709	16	10
Personnel expenses	(1,462)	(1,554)	(1,491)	(6)	(2)
Administrative expenses	(1,599)	(1,685)	(1,739)	(5)	(8)
Depreciations and devaluations of assets	(363)	(339)	(294)	7	23
Other operating expenses	(1,060)	(942)	(1,497)	13	(29)
Operating income	2,908	1,867	1,688	56	72
Results from the net monetary position	(1,008)	(654)	(1,451)	54	(31)
Income tax	(653)	(273)	(301)	139	117
Net income	1,247	940	(64)	33	2,048

Profitability and Efficiency		2020	2019	Variation ( bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Return(1) on average assets	7.17	5.37	(0.32)	180	749
Return(1) on average shareholders’ equity	26.37	20.83	(1.55)	554	2,792
Financial margin(1)(2)	25.84	23.33	15.90	251	994
Efficiency ratio (3)	53.83	68.48	63.91	(1,465)	(1,008)
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, Tarjetas Regionales recorded a Ps.1,247 million net income, Ps.1,311 million higher than the loss recorded in the same quarter of the 2019 fiscal year. This profit represented a 7.17% annualized return on average assets and a 26.37% return on average shareholders’ equity, as compared to (0.33)% and (1.55)%, respectively, from the first quarter of the 2019 fiscal year.

Net operating income amounted to Ps.7,392 million, increasing 10% from the first quarter of the 2019 fiscal year.

Provisions for loan losses for the Quarter amounted to Ps.1,349 million, 31% lower than the Ps.1,942 million recorded in the same quarter of the prior fiscal year.

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SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation ( bp)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Assets
Cash and due from banks	2,167	4,449	1,702	(51)	27
Debt securities	96	-	-	-	-
Net loans and other financing	47,808	52,798	67,306	(9)	(29)
Other financial assets	12,731	6,333	4,203	101	203
Property, bank premises, equipment	3,641	3,672	4,006	(1)	(9)
Intangible assets	1,517	1,579	1,090	(4)	39
Other non-financial assets	3,151	3,043	1,890	4	67
Total assets	71,111	71,874	80,197	(1)	(11)
Liabilities
Financing from financial entities	6,063	3,167	401	91	1,412
Other financial liabilities	30,666	34,378	34,580	(11)	(11)
Notes	9,745	11,328	24,325	(14)	(60)
Other non-financial liabilities	5,034	4,646	4,149	8	21
Total liabilities	51,508	53,519	63,455	(4)	(19)
Shareholders’ equity	19,603	18,355	16,742	7	17

ASSET QUALITY

Loan Portfolio Quality	2020		2019	Variation (%)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Non-accrual loans(1)	5,944	7,031	8,320	(15)	(29)
Allowances for loan losses	7,570	7,385	8,947	3	(15)
Ratios (%)				Variation ( bp)
Non-accrual loans to loans to the private sector	10.76	11.77	11.57	(101)	(81)
Allowance for loan losses to loans to the private sector	13.71	12.36	12.44	135	127
allowance for loan losses to non-accrual loans	127.36	105.04	107.54	2,232	1,982
Cost of risk (2)	9.76	6.86	11.35	290	(159)
(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2)	Annualized.

Analysis of Loan Loss Experience	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Allowances for loan losses
At the beginning of the Quarter	7,385	9,173	8,198	(19)	(10)
Changes in the allowance for loan losses
Provisions charged to income	1,260	(334)	1,835	(477)	(31)
Reversals of allowances for loan losses	-	(657)	(276)	(100)	(100)
Charge offs(1)	(549)	(271)	(83)	103	561
Effect of inflation	(526)	(526)	(727)	-	(28)
Allowance for loan losses at the end of the Quarter	7,570	7,385	8,947	3	(15)
Charge to the income statement
Provisions charged to income(1)	(1,260)	334	(1,835)	(477)	(31)
Direct charge offs(1)	(88)	(1,359)	(205)	(94)	(57)
Bad debt recovered	10	65	61	(85)	(84)
Net charge to the income statement	(1,338)	(960)	(1,979)	39	(32)
(1)	Item included for calculating the cost of risk.

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GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Net results from financial instruments	28	34	65	(18)	(57)
Gold and foreign currency quotation differences	5	3	1	67	400
Other operating income	199	153	180	30	11
Net operating income	232	190	246	22	(6)
Personnel and administrative expenses	(69)	(105)	(52)	(34)	33
Other operating expenses	(12)	(17)	(12)	(29)	-
Operating income	151	68	182	122	(17)
Results from the net monetary position	(31)	(44)	(86)	(30)	(64)
Income tax	(31)	(34)	(29)	(9)	7
Net income	89	(10)	67	990	33

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation (%)
In millions of pesos, except otherwise noted	1Q20	4Q19	1Q19	vs 4Q19	vs 1Q19
Fima Premium	105,456	74,152	58,545	42	80
Fima Ahorro Pesos	4,176	2,872	21,469	45	(81)
Fima Ahorro Plus	5,317	2,945	19,970	81	(73)
Fima Capital Plus	164	122	421	34	(61)
Fima Renta en Pesos	248	250	657	(1)	(62)
Fima Renta Plus	194	157	372	24	(48)
Fima Abierto Pymes	590	630	722	(6)	(18)
Fima Acciones	244	433	498	(44)	(51)
Fima PB Acciones	430	745	1,101	(42)	(61)
Fima Mix I	129	62	10	108	1,190
Fima Renta Dolares I	2,187	2,220	10,876	(1)	(80)
Fima Renta Dolares II	595	727	2,767	(18)	(78)
Fima Renta Acciones Latinoamerica	59	125	212	(53)	(72)
Fima Renta Fija Internacional	2,543	2,688	2,414	(5)	5
Total Assets Under Management	122,332	88,128	120,034	39	2

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SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Assets
Cash and due from banks	148	130	5	14	2,860
Other financial assets	365	329	231	11	58
Other non-financial assets	14	25	13	(44)	8
Total assets	527	484	249	9	112
Liabilities
Other non-financial liabilities	348	78	15	346	2,220
Total liabilities	348	78	15	346	2,220
Shareholders’ equity	179	406	234	(56)	(24)

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SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding, consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Earned premium	1,422	1,424	1,688	-	(16)
Incurred claims	(209)	(231)	(268)	(10)	(22)
Withdrawals	(2)	(2)	(3)	-	(33)
Life annuities	(3)	(3)	(3)	-	-
Acquisition and general expenses	(566)	(685)	(855)	(17)	(34)
Other income and expenses	(70)	(2)	(3)	3,400	2,233
Underwriting income	572	501	556	14	3
Interest income	209	250	123	(16)	70
Net results from financial instruments	22	26	58	15	(62)
Gold and foreign currency quotation differences	(7)	2	(37)	(450)	81
Other operating income	137	110	149	25	(8)
Net operating income	933	889	849	5	10
Personnel expenses	(213)	(261)	(203)	(18)	5
Administrative expenses	(110)	(191)	(91)	(42)	21
Depreciations and devaluations of assets	(54)	(83)	(49)	(35)	10
Operating income	556	354	506	57	10
Results from the net monetary position	(42)	(303)	(131)	(86)	(68)
Income tax	(201)	4	(215)	(5,125)	(7)
Net income	313	55	160	469	96
Other comprehensive income	(24)	33	3	173	(900)
Total comprehensive income	289	88	163	228	77

Profitability	2020		2019	Variation ( bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Return on average assets(1)	25.81	4.32	12.08	2,149	1,373
Return on average shareholders’ equity(1)	54.81	9.30	27.00	4,551	2,781
Efficiency ratio (2)	43.21	61.18	54.96	(1,797)	(1,175)
Combined ratio(3)	51.64	77.44	66.74	(2,580)	(1,510)
(1)	Annualized.
(2)	Acquisition and general expenses divided by earned premiums plus other income and expenses.
(3)	Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

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SELECTED FINANCIAL INFORMATION

Balance Sheet	2020		2019	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q19	vs 1Q19
Assets
Cash and due from banks	126	82	86	54	47
Debt securities	11	40	92	(73)	(88)
Net loans and other financing	789	283	782	179	1
Other financial assets	1,910	2,203	1,948	(13)	(2)
Property, bank premises, equipment	484	492	485	(2)	-
Intangible assets	130	111	179	17	(27)
Assets for insurance contracts	1,204	1,274	1,491	(5)	(19)
Other non-financial assets	369	330	315	12	17
Total assets	5,023	4,815	5,378	4	(7)
Liabilities
Financial entities	-	3	27	(100)	(100)
Liabilities for insurance contracts	1,581	1,588	1,828	-	(14)
Other non-financial liabilities	995	1,067	1,117	(7)	(11)
Total liabilities	2,576	2,658	2,972	(3)	(13)
Shareholders’ equity	2,447	2,157	2,406	13	2

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RELEVANT INFORMATION

TARJETAS REGIONALES

Grupo Financiero Galicia and the minority shareholders of Tarjetas Regionales agreed to move forward with a planned corporate reorganization. Fedler S.A. and Dusner S.A., owners of 17% of the outstanding equity interests of Tarjetas Regionales, collectively, will be merged with and into Grupo Financiero Galicia. As a result, Grupo Financiero Galicia will obtain 100% ownership of Tarjetas Regionales’ outstanding equity interests.

PLAY DIGITAL

Banco Galicia, together with fellow banking institutions Santander and Banco BBVA, have started the process of setting up a company to be called Play Digital S.A., which will focus on developing and marketing payment-related solutions for applicable customers that will be linked to applicable bank accounts in the financial system.

ACQUISITION OF A BROKER-DEALER COMPANY (OR “ALYC” FOR ITS INITIALS IN SPANISH)

Grupo Financiero Galicia acquired 100% of the shares of 34 Grados al Sur Securities SA, a broker-dealer company, for a total amount of US$ 441 thousand.

COVID-19

The emergence and spread of Covid-19 has generated various consequences on business and economic activities worldwide. Starting in mid-March, when the virus began to spread in Argentina, the Argentine National Government implemented a series of measures aimed at reducing the contagion, providing for preventive and compulsory social isolation from March 20 to June 28, 2020 (a date that may be extended if the Government so provides), and allowing the free movement of only those persons linked to the provision / production of services and products declared essential. Additionally, the Argentine Central Bank and other agencies established regulations whose objectives are focused on providing assistance to sectors whose activities were affected by the pandemic and to health care for the community in general.

The total scope of Covid-19 and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered a limited impact on their results as a consequence of the pandemic, the impact of a lower level of activity and of higher unemployment could be significant in the future.

The Board of Directors of GFG continue to analyze the evolution of the situation and take all measures within its power to guarantee business continuity and to preserve the health and safety of its employees, customers and other stakeholders. Among the actions carried out and protocols put into place in accordance with the regulations and procedures passed by the Argentine National Government and of the Argentine Central Bank, the following stand out: certain subsidiaries of GFG created interdisciplinary committees responsible for designing and arranging various protocols and procedures for the provision of services; employees carry out their tasks remotely from their homes, except for those who have activities that require their physical presence (such as, for example, cash management logistics and customer service); branch operations can only be carried out following a prior request for an appointment; various lines of credit were made available to clients with facilities, such as reduction of rates, grace periods and extension of payment terms; subsidies granted by the government were credited to customer accounts and through the Banelco ATM network; new free accounts were opened for retirement and subsidy beneficiaries; processes were modified so that they can be done completely online through websites and / or mobile applications, without having to go to branches; new capabilities were designed, such as the ability to withdraw money from ATMs and self-service terminals without a debit card; donations were made to various health centers, municipalities and families in vulnerable situations; and solidarity campaigns were launched to promote customer collaboration and additional contribution from GFG’s subsidiaries.

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REGULATORY CHANGES

In connection with the foregoing, the Argentine Central Bank has established certain regulations and protocols, of which the following stand out: (i) attention to customers by prior request of an appointment; (ii) the suspension of the collection of ATM fees; (iii) the suspension, until December 31, 2020, of dividend distributions; (iv) the extension of credit card maturities; (v) financing of unpaid credit card balances at a maximum rate of 43%; (vi) the granting of zero-rate financing to self-employed people; (vii) the granting of financing to Micro SMEs at a 24% nominal annual interest rate; (viii) a minimum interest rate on time deposits equivalent to 79% of the interest rate on Leliq; and (ix) controls on the foreign exchange market.

Additionally, to promote the granting of financing to sectors affected by Covid-19, the Argentine Central Bank implemented certain reductions on reserve requirements.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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